EXHIBIT 99(g)







Bergen Brunswig Corporation
4000 Metropolitan Drive
Orange, CA 92868




Ladies and Gentlemen:

We have audited the consolidated financial statements of Bergen Brunswig Corporation as of September 30, 1998 and 1997, and for each of the three years in the period ended September 30, 1998, included in your Annual Report on Form 10-K to the Securities and Exchange Commission, and have issued our report thereon dated October 30, 1998. Note 1 to such consolidated financial statements contains a description of your adoption, during the year ended September 30, 1998, of a fair value approach using a discounted future operating cash flow analysis for the assessment of the recoverability of goodwill. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.



Yours truly,


Deloitte & Touche LLP
Costa Mesa, California


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